Exhibit 99.1

IPERIONX LIMITED ACN 618 935 372
NOTICE OF GENERAL MEETING The General Meeting of the Company will be held at Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Friday, 27 June 2025 at 10:00am (AWST).
If the above arrangements with respect to the Meeting change, Shareholders will be updated via the ASX Market Announcements Platform.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company by telephone on +61 8 9322 6322

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF GENERAL MEETING

Notice is hereby given that the general meeting of Shareholders of IperionX Limited (IperionX or Company) will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Friday, 27 June 2025 at 10:00am (AWST) (Meeting).

If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Wednesday, 25 June 2025 at 5:00pm (AWST).

The Company advises that a poll will be conducted for the Resolutions.

Terms and abbreviations used in this Notice (including the Explanatory Memorandum) are defined in Schedule 1.

AGENDA

1	Resolution 1 – Issue of RSUs to Mr Anastasios Arima

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 419,910 RSUs to Mr Anastasios Arima (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Mr Anastasios Arima (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of RSUs (except a benefit solely by reason of being a holder of ordinary securities in the Company); and

(b)	an officer of the Company or any of its Child Entities who is entitled to participate in a termination benefit,

or an associate of that person (or those persons)

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

2	Resolution 2 – Issue of RSUs to Mr Todd Hannigan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 295,130 RSUs to Mr Todd Hannigan (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Mr Todd Hannigan (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of RSUs (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons); and

(b)	an officer of the Company or any of its Child Entities who is entitled to participate in a termination benefit,

or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

3	Resolution 3 – Issue of Performance Rights to Mr Anastasios Arima

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 1,307,418 Performance Rights to Mr Anastasios Arima (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Mr Anastasios Arima (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of Performance Rights (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons); and

(b)	an officer of the Company or any of its Child Entities who is entitled to participate in a termination benefit,

or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

4	Resolution 4 – Issue of Performance Rights to Mr Todd Hannigan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 918,906 Performance Rights to Mr Todd Hannigan (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Mr Todd Hannigan (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of Performance Rights (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons); and

(b)	an officer of the Company or any of its Child Entities who is entitled to participate in a termination benefit,

or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

5	Resolution 5 – Issue of Shares to Mr Todd Hannigan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of up to 141,844 Shares to Mr Todd Hannigan (and/or his nominee(s)) in satisfaction of a US$250,000 annual bonus to be paid to him for the year ended 31 December 2024 on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Todd Hannigan (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of Shares (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

BY ORDER OF THE BOARD

/s/ Mr Gregory Swan
Mr Gregory Swan
Company Secretary

Dated: 14 May 2025

IPERIONX LIMITED
ACN 618 935 372

EXPLANATORY MEMORANDUM

1	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting.

This Explanatory Memorandum should be read in conjunction with and forms part of the Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the Resolution.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolution:

Section 1	Introduction
Section 2	Action to be taken by Shareholders
Section 3	Overview
Section 4	Resolutions 1 and 2 – Issue of RSUs to Directors
Section 5	Resolutions 3 and 4 – Issue of Performance Rights to Directors
Section 6	Resolution 5 – Issue of Shares to Mr Todd Hannigan
Schedule 1	Definitions
Schedule 2	Terms and Conditions of RSUs
Schedule 3	Terms and Conditions of Performance Rights

A Proxy Form is attached to the Notice.

2	Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

The Company advises that a poll will be conducted for the Resolution.

2.1	Proxies

A Proxy Form is attached to the Notice.  This is to be used by Shareholders if they wish to appoint a representative (a ‘proxy’) to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions thereon. Returning the Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Please note that:

(a)	a member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company; and

(c)
a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 10:00am (AWST) on Wednesday, 25 June 2025, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Attendance at Meeting

To vote in person, Shareholders are able to attend the Meeting at the time, date and place set out above.  Based on the best information available to the Board at the time of the Notice, the Board considers it will be in a position to hold an ‘in-person’ meeting to provide Shareholders with a reasonable opportunity to participate in and vote at the Meeting. If it becomes necessary or appropriate to make alternative arrangements to those detailed in the Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

3	Overview

3.1	General

Mr. Todd Hannigan, a founder of IperionX, has served as the Company’s Executive Chair since May 24, 2021. Mr. Anastasios Arima, a founder of IperionX, has served as Chief Executive Officer and Managing Director since March 1, 2021.

As outlined in the fiscal year 2024 Remuneration Report, the compensation packages for both Mr. Hannigan and Mr. Arima include Total Fixed Remuneration (TFR), a Short-Term Incentive (STI), and a Long-Term Incentive (LTI).

3.2	Remuneration Framework

(a)	Overview

IperionX is a U.S.-based titanium metal technology and manufacturing company with a valuable, award-winning patented technology portfolio. Although the Company is primarily listed on the ASX and also on the Nasdaq, nearly all of the Company executives, employees, customers, and key assets are located in the United States.

The Remuneration Framework for Key Management Personnel (KMP) is developed by the Remuneration and Nomination Committee and the Board, with input from Pearl Meyer, a U.S.-based independent remuneration consultant, for the fiscal year 2025. The framework is designed to:

•	Reflect U.S. market principles, recognizing the need to attract and retain high-calibre executive talent in the U.S.;

•	Align executive KMP interests with shareholder value creation and the Company’s strategic goals and long-term success;

•	Foster long term commitment and dedication to value creation; and

•	Successfully grow the company, deliver on rapid operational and commercial scale-up plans whilst implementing operational resilience and risk management measures.

IperionX’s remuneration structure and executive compensation framework aim to drive performance, mitigate risk, and ensure leadership is aligned with shareholder interests. The framework combines fixed and variable “at-risk” remuneration, including both short- and long-term incentives. By accentuating a lower fixed base remuneration with a higher proportion of at-risk performance-driven long term equity compensation, the Company ensures that executive rewards closely mirror shareholder outcomes.

A significant portion of executive remuneration remains “at risk” to underscore the importance of achieving key milestones and long-term value drivers. The table below provides an overview of the remuneration elements for Fiscal Years 2024 and 2025.

Remuneration Elements	Purpose	Category	Definition of Pay Category
Total Fixed Remuneration (TFR)	Recognizes the requirements and responsibilities of the role	Fixed	Reflects the role’s value in the competitive U.S. market and underpins ability to attract and retain key talent critical to the Company’s success
Short Term Incentive (STI)	Drives the achievement of annual operational objectives	At-Risk	Linked to near-term, “line-of-sight” operational, commercial and funding performance goals, reinforcing short-term priorities
Long Term Incentive (LTI)	Encourages sustained long-term business growth and shareholder value	At-Risk	Aligned with long-term Company success, tying reward outcomes to the achievement of multi-year strategic milestones that align with shareholder outcomes

(b)	Securityholder and Proxy Feedback

Over the past 12 months, the Chairman of the Remuneration and Nomination Committee, Mr. Vaughn Taylor, has engaged with a significant proportion of our securityholders. Throughout the year, the Company also engaged shareholders on a wide range of topics, including executive compensation, corporate governance, and environmental and social issues.

This ongoing engagement gives us valuable insight into shareholders’ perspectives and guides enhancements to our governance and disclosures. By actively addressing shareholder questions and concerns, we ensure that the matters most important to our investors remain at the forefront of our decision-making and strategic priorities.

We have included the key items of feedback discussed with our key stakeholders:

Securityholder and Proxy Feedback	Response
While recognizing that IperionX operates solely in the United States, while IperionX has its primary listing on the ASX, the ASX standards for Executive and Non-Executive Compensation are influential.
We value ASX standards; however, our remuneration framework is intentionally aligned with U.S. practices in light of our strategic focus on increased manufacturing investments, strong market fundamentals in the U.S. titanium sector, and our technology-driven business model. As we continue to expand our American operations and innovate in advanced titanium production, attracting and retaining top U.S. talent is critical to the long-term success of our business. By tailoring our compensation structure to the U.S. market, we are better positioned to drive long-term shareholder value and ensure the operational and commercial success of our titanium technologies.

Provide more information on the peer group comparisons that influence KMP compensation reviews	Detailed peer group data will be incorporated in the Fiscal Year 2025 Remuneration Report.
Preference for KMP performance based incentives to be aligned to shareholder value creation, with a preference of > 50% of LTIP being performance based.
Historically, more than 50% of LTIPs on issue have been performance-based. Following the recent remuneration and benchmarking review by Pearl Meyer, the new company LTIP plan has been aligned to long term value creation with a higher weighting on performance linked equity versus time-based equity. For KMP, performance-based incentives now comprise more than 50% and, in some cases, up to 70%.

LTIP granted to KMP should have a minimum 3-year cliff vesting profile, not annual vesting	This has been incorporated into the new LTIP plan designed by Pearl Meyer

To remove potential risk of conflict, any equity grants for Non-Executive Directors (NED) should have a vesting profile of no longer than one (1) year, and if the NED resigns, there should be a pro-rata allocation up to the date of resignation.
This has been incorporated into the new LTIP plan designed by Pearl Meyer

(c)	Remuneration Benchmarking Review

(i)	Overview

From late 2024 to April 2025, the Nomination and Remuneration Committee engaged Pearl Meyer, a U.S.-based independent remuneration consultant, to review IperionX’s remuneration structure, policy, and strategy for executives and employees. This review was prompted by the Company’s significant growth since the last benchmarking exercise and by stakeholder feedback on previous Remuneration Reports. Looking ahead, the Company intends to review its peer group annually during the September quarter.

Pearl Meyer benchmarked IperionX against comparable U.S. businesses, reflecting IperionX’s position as a U.S.-based technology and metals manufacturing company rather than a ASX resource company. The resulting framework emphasizes:

•	Retaining key employees and attracting skilled talent to advance disruptive titanium technologies within the realities of competing in a highly competitive U.S. market; and

•	Aligning executive compensation with complex development and commercial initiatives over multi-year horizons to create long-term shareholder returns.

Key characteristics of the 15 selected U.S. peers include:

•	Industry – Vertically integrated metals, specialty chemicals, 3D printing, and manufacturing technology companies, mirroring IperionX’s business model; and

•	Stage – A mix of both operating and developing companies, encompassing pre-revenue/profit and post-revenue/profit organizations.

When analyzing benchmarking data, Pearl Meyer considered:

•
Size and Complexity – The peer group includes companies of varying maturity levels and revenue and cash flow profiles, which can create compensation differences. To address this, data was segmented at a US$2 billion enterprise value threshold as a proxy for the stage of the business cycle; and

•	Role Comparison – Individual roles at IperionX were assessed to ensure like-for-like benchmarking with comparable positions in the peer group.

(ii)	2025 Peer Group

The table below is the selected group of peers for the 2024/2025 remuneration review that has informed the Fixed Remuneration, STI Targets and LTI allocations.

Beyond the selected peer group, survey data was also evaluated. Where both peer group and survey data were available, a weighted average was used to determine competitive market rates, assigning greater weight to proxy compensation data for KMP.

At this stage, the large U.S. titanium and advanced metal manufacturers - including Howmet Aerospace, Carpenter Technology, and ATI - were not included in the peer group. While these companies produce a range of titanium products for similar end markets and represent potential competitors for executive and managerial talent, their larger size, valuation, and complexity currently set them apart for benchmarking. However, they remain prospective peers for future benchmarking reviews as IperionX grows.

(iii)	Benchmarking Outcomes

The benchmarking review revealed that total remuneration - encompassing fixed remuneration and both STI and LTI awards - for KMP was below the 25th percentile of the sub-$2 billion enterprise value peer group. This gap was even more pronounced when the entire peer group was considered.

To ensure that IperionX can effectively attract, retain, and motivate high-calibre Executive KMP, the Board and the Remuneration and Nomination Committee have approved a revised executive remuneration framework for 2025, which includes:

1.	Target Total Cash Compensation: Positioned near the 25th percentile of the peer group;

2.	Target Total Compensation: Positioned near the median of the peer group; and

3.	Remuneration Mix.

Weighted more heavily toward “at-risk” components that reflect both immediate priorities and longer-term strategic objectives. In determining the remuneration mix, the Company places greater emphasis on long-term incentives, aligned with the extended timelines required to achieve its strategic goals, retaining talent and deliver sustained shareholder value.

Under this updated framework, the Board and the Remuneration and Nomination Committee have also approved the following review for Mr. Hannigan and Mr. Arima.

	Base	Target STIP	STIP Target %	Total Target Cash Compensation	Target LTIP	Target Total Compensation	% Performance Related

Taso Arima (Chief Executive Officer and Managing Director)
2025	$550,000	$385,000	70%	$935,000	$2,465,000	$3,400,000	84%
2024	$400,000	$240,000	60%	$640,000	$1,000,000	$1,640,000	76%

Todd Hannigan (Executive Chairman)
2025	$385,000	$269,500	70%	$654,500	$1,732,500	$2,387,000	84%
2024	$250,000	$125,000	50%	$375,000	$250,000	$625,000	60%

For Mr. Hannigan, the reported base salary is exclusive of employer contribution to superannuation funds, and for Mr. Arima the reported base salary is exclusive of employer 401(k) contributions and other non-cash benefits, which may include health care benefits, health insurance, and life insurance.

Resolutions 1-4 seek shareholder approval for the issue of LTI awards to Mr Hannigan and Mr Arima as part to their FY2025 remuneration. The proposed LTIP issuances are determined utilising the 2025 Target LTIP’s of $2,465,000 for Mr Arima and $1,732,500 for Mr Hannigan. Further detail is provided within each of the Resolutions outlined in this Notice of Meeting.

	Mr Hannigan	Mr Arima
Value of LTIP Award (USD)	US$1,732,500	US$2,465,000
RSU’s 30% weighting	Total RSUs - 295,130 Issue Price - US$2.82, being the VWAP of the Company’s Shares on ASX over the 30-days to 10 April 2025 Vesting - 3-year cliff vesting	Total RSU’s - 419,910 Issue Price - US$2.82, being the VWAP of the Company’s Shares on ASX over the 30-days to 10 April 2025 Vesting - 3-year cliff vesting
Performance Rights 70% weighting
Total Performance Rights - 918,906
-          A$6/share Target – 306,302
-          A$7/share Target – 306,302
-          A$8/share Target – 306,302
Vesting – achieve share price target/s, 4-year continuous service with the Company, plus additional 1-year lockup.

Total Performance Rights - 1,307,418
-          A$6/share Target – 435,806
-          A$7/share Target – 435,806
-          A$8/share Target – 435,806
Vesting – achieve share price target/s, 4-year continuous service with the company, plus additional 1-year lockup.

Resolution 5 seeks shareholder approval for the issue of shares to Mr Hannigan relating to his 2024 STIP award, which Mr Hannigan has elected to take in shares, rather than cash.

4	Resolutions 1 and 2 – Issue of RSUs to Directors

4.1	General

Resolutions 1 and 2 seek Shareholder approval pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Part 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes to issue (in aggregate) up to 715,040 RSUs to Messrs Arima and Hannigan (and/or their respective nominee(s)).

The Company is proposing to issue:

(a)	up to 419,910 RSUs to Mr Anastasios Arima (and/or his nominee(s)) (Resolution 1); and

(b)	up to 295,130 RSUs to Mr Todd Hannigan (and/or his nominee(s)) (Resolution 2).

Refer to Section 3 for details on the Company’s remuneration framework and benchmarking review undertaken by Pearl Meyer.

The terms and conditions of the RSUs are detailed in Schedule 2.

Resolutions 1 and 2 are ordinary resolutions.

The Chair intends to exercise all available proxies in favour of Resolutions 1 and 2.

4.2	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of its shareholders in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months of such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

Messrs Arima and Hannigan are Directors and therefore are related parties of the Company for the purposes of section 208 of the Corporations Act.

The Board has determined to seek Shareholder approval pursuant to section 208 of the Corporations Act for Resolutions 1 and 2.

4.3	Section 200B of the Corporations Act

In accordance with section 200B of the Corporations Act, a company may only give a person a benefit in connection with their retirement from a managerial or executive office, or position of employment, in the Company or a related body corporate if:

(a)	it is approved by shareholders under section 200E of the Corporations Act; or

(b)
an exemption applies (for example, where the benefit together with other benefits does not exceed the payment limits set out in the Corporations Act, including where the aggregate benefits do not exceed one year’s average base salary).

Section 200B of the Corporations Act applies where the benefit is given to, among other persons, a person whose details were included in the Director’s Report for the previous financial year. Messrs Arima and Hannigan’s details were included in the FY2024 Director’s Report.

A benefit includes (among other things) automatic, or accelerated, vesting of share-based payments for a person, on, or as a result of, retirement from their position in the company.

The terms of the RSUs provide that: (i) if a Qualifying Termination occurs, and subject to Shareholder approval, the RSUs that would have vested within one year after the Qualifying Termination, shall vest upon termination of Mr Arima or Mr Hannigan’s employment (as applicable), being the date of the Qualifying Termination; and (ii) the Board has a discretion to waive any or all vesting conditions applicable to the RSUs in circumstances where the relevant person ceases to be employed or engaged by the Company prior to the satisfaction of the vesting conditions being met and is considered by the Board (acting in good faith) to be a good leaver which should entitle the person to receive the vesting of some or all of the RSUs (together, the Potential RSU Retirement Benefits). The Board has formed the view that, should this occur, the affected RSUs may constitute a benefit in connection with Messrs Arima or Hannigan’s retirement from office under section 200B of the Corporations Act.

One of the benefits for which approval is sought under Resolutions 1 and 2 is the potential for Shares to be issued to Mr Arima or Mr Hannigan (and/or their respective nominee(s)) upon the conversion of the RSUs as a result of the automatic vesting of the RSUs upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions.

The Company is therefore seeking Shareholder approval under section 200B of the Corporations Act in connection with the Potential RSU Retirement Benefits to be granted to Mr Arima or Mr Hannigan pursuant to Resolutions 1 and 2.

4.4	Specific information required by section 200E of the Corporations Act

The following additional information in relation to Resolutions 1 and 2 is provided to Shareholders for the purposes of section 200E of the Corporations Act:

(a)
the amount or value of the benefit relating to the RSUs pursuant to Resolution 1 or 2 to be held by Messrs Arima or Hannigan (and/or their respective nominee(s)) which may arise in connection with their retirement from a managerial or executive office cannot presently be ascertained (please refer to Section 4.5(d) for an estimate of the current value of the RSUs (if they were on issue)). However, matters, events and circumstances that will, or are likely to affect the calculation of that amount or value include:

(i)	the number of RSUs held prior to ceasing employment;

(ii)	the outstanding conditions (if any) of vesting of the RSUs;

(iii)	the circumstances of, or reasons for, ceasing employment or engagement with the Company and whether it constitutes a Qualifying Termination;

(iv)	the length of service with the Company and performance over that period of time;

(v)	the market price of the Shares on ASX at the relevant time when the amount or value of the RSUs is determined;

(vi)	any changes in law; and

(vii)	the risk-free rate of return in Australia and the estimated volatility of the Shares on ASX at the relevant time; and

(b)
the Company intends to calculate the value of the benefit relating to the RSUs at the relevant time based on the above factors. The RSUs have an estimated value of A$2.82 each (based on the VWAP of the Company’s underlying Share price on ASX over the 30-days (22-trading days) to 10 April 2025).

4.5	Specific information required by section 219 of the Corporations Act

The following information in relation to Resolutions 1 and 2 is provided to Shareholders for the purposes of section 219 of the Corporations Act:

(a)	The financial benefits relating to the issue of the RSUs are being provided to:

(i)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 1; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 2.

(b)	The maximum number of RSUs to be granted to:

(i)	Mr Anastasios Arima (and/or his nominee(s)) is up to 419,910 RSUs pursuant to Resolution 1; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)) is up to 295,130 RSUs pursuant to Resolution 2.

(c)
The RSUs are being issued to Messrs Arima and Hannigan as part of their Director compensation arrangements. The Company considers the issuance of RSUs to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Arima and Hannigan. The RSUs will be granted to Messrs Arima and Hannigan (and/or their nominee(s)) on the terms and conditions in Schedule 2.

(d)
The number of RSUs are considered appropriate based on the objectives of limiting the dilution of existing Shareholders upon the conversion of RSUs whilst also appropriately remunerating the Directors and aligning their interests with Shareholders.

(e)
The RSUs have an estimated value of A$2.82 each (based on the VWAP of the Company’s underlying Share price on ASX over the 30-days (22-trading days) to 10 April 2025). As a result, the total value attributed to the RSUs to be issued to Mr Arima (and/or his nominees) would be approximately A$1,184,147 and the total value attributed to the RSUs to be issued to Mr Hannigan (and/or his nominees) would be approximately A$832,266.

(f)	The current remuneration package of:

(i)
Mr Anastasios Arima consists of a salary of US$550,000 per annum and a discretionary performance bonus target of US$385,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 6,000,000 Performance Rights (which have since vested and converted) and 956,000 RSUs (of which 318,667 have vested and converted, 318,667 vest on 31 December 2025, and 318,666 vest on 31 December 2026); and

(ii)
Mr Todd Hannigan consists of a salary of US$385,000 per annum and a discretionary performance bonus target of up to US$270,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 3,500,000 Performance Rights (which have since vested and converted) and 478,000 RSUs (of which 159,333 have vested and converted, 159,333 vest on 31 December 2025, and 159,334 vest on 31 December 2026).

(g)	As at the date of the Notice, Messrs Arima and Hannigan’s interests in the securities of the Company are as follows:

Name	Shares	Performance Shares[1]	Options	Performance Options[1]	RSUs
Todd Hannigan	24,991,431	1,260,000	-	560,000	318,667
Anastasios Arima	10,780,114	2,250,000	625,000	1,000,000	637,333

Note:

1.
Performance Shares and Performance Options were issued to the vendors of Hyperion Metals (Australia) Pty Ltd (HMAPL) as part of the Company’s acquisition of HMAPL on 1 December 2020, following Shareholder approval on 30 November 2020. The Performance Shares and Performance Options are subject to satisfaction of the following performance criteria:

(a)
50% of the Performance Options will convert into Shares upon completion of a positive prefeasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates a net present value of at least A$200,000,000 before 17 September 2024 or upon the occurrence of certain change of control events. The Performance Options expire December 1, 2025; and

(b)
the Performance Shares and 50% of the Performance Options will convert into Shares upon commencement of commercial production from the Titan Project area before September 17, 2025 or upon the occurrence of certain change of control events. The Performance Shares and Performance Options expire December 1, 2025.

(h)
There may be a perceived cost to the Company arising from the issue of the RSUs (and the Shares upon their vesting) for nil cash consideration. However, the benefits of incentivising the Directors to align each of their respective interests with Shareholders should also be considered.

(i)
If all the RSUs subject to Resolutions 1 and 2 and all the Performance Rights subject to Resolutions 3 and 4 are converted into Shares, a total of 2,941,364 Shares would be issued. This will increase the number of Shares on issue from 319,161,010 (being the total number of Shares on issue as at the date of the Notice) to 322,102,374 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.9%.

(j)	The historical quoted price information for Shares on ASX for the last twelve months from the date of the Notice is as follows:

Shares	Price	Date
Highest	A$5.98	31 December 2024
Lowest	A$1.815	8 August 2024
Last	A$3.17	13 May 2025

(k)
Mr Anastasios Arima has an interest in Resolution 1 and therefore believes it inappropriate to make a recommendation. The Board (excluding Mr Arima) recommends that Shareholders vote in favour of Resolution 1.

(l)
Mr Todd Hannigan has an interest in Resolution 2 and therefore believes it inappropriate to make a recommendation. The Board (excluding Mr Hannigan) recommends that Shareholders vote in favour of Resolution 2.

(m)	A voting exclusion statement is included in the Notice for Resolutions 1 and 2.

(n)
Other than the information above and otherwise detailed in the Notice, the Company believes there is no there is no other information that would be reasonably required by Shareholders to pass Resolutions 1 and 2.

4.6	Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue Equity Securities to:

(a)	a Related Party;

(b)	a person who is, or was at any time in the six months before the issue or agreement, a substantial (30%+) holder in the company;

(c)
a person who is, or was at any time in the six months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

(d)	an associate of a person referred to in (a) to (c); or

(e)	a person whose relationship with the company or a person referred to in (a) to (d) is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders,

unless it obtains shareholder approval.

The issue of the RSUs to Messrs Arima and Hannigan (and/or their respective nominee(s)) falls within paragraph (a) above (being Listing Rule 10.11.1), as Messrs Arima and Hannigan are related parties to the Company, and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of Shareholders under Listing Rule 10.11.

Resolution 1 seeks the required Shareholder approval to issue up to 419,910 RSUs to Mr Anastasios Arima (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

Resolution 2 seeks the required Shareholder approval to issue up to 295,130 RSUs to Mr Todd Hannigan (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

If Resolution 1 or 2 is passed, the Company will be able to proceed with the issue of the relevant RSUs to the relevant Director (and/or his nominee(s)) and pursuant to Listing Rule 7.2 (exception 14), the issue of the relevant RSUs will be excluded from the calculation of the number of Equity Securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

If Resolution 1 or 2 is not passed, the Company will not be able to proceed with the issue of the relevant RSUs to the relevant Director (and/or his nominee(s)), as part of their Director compensation arrangements and the Company will need to find alternative measures to compensate its Directors.

4.7	Listing Rule 6.23.3

Listing Rule 6.23.3 provides that a change affecting an option (which includes an RSU or Performance Right) cannot be made if it has the effect of reducing the exercise price, increasing the period of exercise or increasing the number of securities received on exercise of an option.

The exercise of a general discretion to waive a performance hurdle or milestone notwithstanding that the hurdle or milestone has not been achieved is generally considered by ASX to be an increase in the period for exercising the option that is prohibited by Listing Rule 6.23.3 on the basis that the option might vest in circumstances where it otherwise would not have vested as a result of the change.

In order for the Board to exercise its discretion to waive a Vesting Condition which attaches to the RSUs (as described in Section 4.3), the Company will need request a waiver from Listing Rule 6.23.3 to permit the Board to waive the Vesting Condition as a change to the terms of the RSUs. Any waiver granted by ASX will likely be conditional on Shareholder approval of the changes to the terms of the RSUs.

4.8	Listing Rule 10.19

Listing Rule 10.19 provides that without approval of shareholders, an entity must ensure that no officer of the entity or any of its Child Entities will be, or may be, entitled to termination benefits if the value of those benefits and the termination benefits that may become payable to all officers together exceed 5% of the equity interests of the entity as set out in the latest accounts given to ASX under the Listing Rules (5% Threshold). For the purpose of the Listing Rules, termination benefits include payments, property and advantages that are receivable on termination of engagement with the Company.

Shareholder approval of the benefits that may be given to Messrs Arima and Hannigan (and/or their respective nominee(s)) by virtue of the conversion of the RSUs as a result of the automatic vesting of the RSUs upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions upon termination or cessation of Messrs Arima or Hannigan’s employment is sought under Listing Rule 10.19.

Depending upon the value of the termination benefits associated with the RSUs (see Section 4.4), based on factors including the circumstances of, or reasons for, Messrs Arima or Hannigan ceasing employment or engagement with the Company and the conversion of the RSUs as a result of the automatic vesting of the RSUs upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions upon termination or cessation of Messrs Arima or Hannigan’s employment with the Company and the equity interests of the Company at the time such benefits may crystallise, the value of the termination benefits the subject of Resolutions 1 and 2 may exceed the 5% Threshold. Shareholder approval is being sought for the purposes of Listing Rule 10.19 in order to give the Company flexibility, in case the value of the termination benefits (whether alone or in aggregate with other termination benefits) exceeds the 5% Threshold.

If Resolutions 1 or 2 are passed, the Company will be able to provide termination benefits associated with the RSUs to Messrs Arima or Hannigan (as applicable) (and/or their respective nominee(s)) which may exceed the 5% Threshold to Messrs Arima or Hannigan (as applicable) in connection with Messrs Arima or Hannigan (as applicable) ceasing to hold a managerial or executive office in the Company.

If Resolutions 1 or 2 are not passed, the Company will not be able to provide termination benefits associated with the RSUs to Messrs Arima or Hannigan (as applicable) (and/or their respective nominee(s)) where those termination benefits along with termination benefits payable to all officers together exceed the 5% Threshold.

4.9	Specific information required by Listing Rule 10.13

The following information in relation to Resolutions 1 and 2 is provided to Shareholders for the purposes of Listing Rule 10.13:

(a)	The RSUs will be issued to:

(i)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 1; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 2.

(b)
Messrs Arima and Hannigan fall within Listing Rule 10.11.1 as they are related parties of the Company by virtue of being Directors. Any party they respectively nominate to receive RSUs may fall within category 10.11.4 of the Listing Rules as an associate of that Director.

(c)	The maximum number of RSUs to be granted to:

(i)	Mr Anastasios Arima (and/or his nominee(s)) is up to 419,910 RSUs pursuant to Resolution 1; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)) is up to 295,130 RSUs pursuant to Resolution 2.

(d)	The material terms of the RSUs are detailed in Schedule 2.

(e)	The RSUs will be issued no later than one month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

(f)	The RSUs will be granted for nil consideration. Accordingly, no funds will be raised by the issue of the RSUs.

(g)
The RSUs are being issued to Messrs Arima and Hannigan as part of their Director compensation arrangements. The Company considers the issuance of RSUs to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Arima and Hannigan.

(h)	The current remuneration package of:

(i)
Mr Anastasios Arima consists of a salary of US$550,000 per annum and a discretionary performance bonus target of US$385,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 6,000,000 Performance Rights (which have since vested and converted) and 956,000 RSUs (of which 318,667 have vested and converted, 318,667 vest on 31 December 2025, and 318,666 vest on 31 December 2026); and

(ii)
Mr Todd Hannigan consists of a salary of US$385,000 per annum and a discretionary performance bonus target of up to US$270,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 3,500,000 Performance Rights (which have since vested and converted) and 478,000 RSUs (of which 159,333 have vested and converted, 159,333 vest on 31 December 2025, and 159,334 vest on 31 December 2026).

(i)	There is no agreement associated with the grant of the RSUs.

(j)	A voting exclusion statement is included in the Notice for Resolutions 1 and 2.

4.10	Board recommendation

The Board (excluding Mr Anastasios Arima) recommends that Shareholders vote in favour of Resolution 1.

The Board (excluding Mr Todd Hannigan) recommends that Shareholders vote in favour of Resolution 2.

5	Resolutions 3 and 4 – Issue of Performance Rights to Directors

5.1	General

Resolutions 3 and 4 seek Shareholder approval pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Part 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes to issue (in aggregate) up to 2,226,324 Performance Rights to Messrs Arima and Hannigan (and/or their respective nominee(s)).

The Company is proposing to issue:

(a)
up to 1,307,418 Performance Rights to Mr Anastasios Arima (and/or his nominee(s)) (Resolution 3) that vest and convert into an equivalent number of ordinary shares upon Mr Arima having served four (4) years of continuous service with the Company until 10 April 2029 and satisfaction of the following performance criteria:

(i)	435,806 Performance Rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP on ASX of at least A$6.00 per share at any time, prior to 10 April 2029;

(ii)	435,806 Performance Rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP on ASX of at least A$7.00 per share at any time, prior to 10 April 2029; and

(iii)	435,806 Performance Rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP on ASX of at least A$8.00 per share at any time, prior to 10 April 2029; and

(b)
up to 918,906 Performance Rights to Mr Todd Hannigan (and/or his nominee(s)) (Resolution 4) that vest and convert into an equivalent number of ordinary shares upon Mr Hannigan having served four (4) years of continuous service with the Company until 10 April 2029 and satisfaction of the following performance criteria:

(i)	306,302 Performance Rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP on ASX of at least A$6.00 per share at any time, prior to 10 April 2029;

(ii)	306,302 Performance Rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP on ASX of at least A$7.00 per share at any time, prior to 10 April 2029; and

(iii)	306,302 Performance Rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP on ASX of at least A$8.00 per share at any time, prior to 10 April 2029,

(together, the Performance Criteria).

In addition to the required four (4) years of continuous service as part of the Performance Criteria, the Performance Rights, together with any Shares issued upon conversion of the Performance Rights, will be subject to voluntary escrow until April 10, 2030.

Refer to Section 3 for details on the Company’s remuneration framework and benchmarking review undertaken by Pearl Meyer.

For CEO and Managing Director, Mr Anastasios Arima, the proposed issue of up to 1,307,418 Performance Rights is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.

For Executive Chairman, Mr Todd Hannigan, the proposed issue of up to 918,906 Performance Rights is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.

The terms and conditions of the Performance Rights are detailed in Schedule 3.

Resolutions 3 and 4 are ordinary resolutions.

The Chair intends to exercise all available proxies in favour of Resolutions 3 and 4.

5.2	Chapter 2E of the Corporations Act

Refer to Section 4.2 for a summary of Chapter 2E of the Corporations Act.

The Board has determined to seek Shareholder approval pursuant to section 208 of the Corporations Act for Resolutions 3 and 4.

5.3	Section 200B of the Corporations Act

Refer to Section 4.3 for a summary of section 200B of the Corporations Act.

The terms of the Performance Rights provide that: (i) if a Qualifying Termination occurs, and subject to Shareholder approval, the Performance Rights that would have vested within one year after the Qualifying Termination, shall vest upon termination of Mr Arima or Mr Hannigan’s employment (as applicable), being the date of the Qualifying Termination; and (ii) the Board has a discretion to waive any or all vesting conditions applicable to the Performance Rights in circumstances where the relevant person ceases to be employed or engaged by the Company prior to the satisfaction of the performance criteria being met and is considered by the Board (acting in good faith) to be a good leaver which should entitle the person to receive the vesting of some or all of the Performance Rights (together, the Potential Performance Right Retirement Benefits). The Board has formed the view that, should this occur, the affected Performance Rights may constitute a benefit in connection with Messrs Arima or Hannigan’s retirement from office under section 200B of the Corporations Act.

One of the benefits for which approval is sought under Resolutions 3 and 4 is the potential for Shares to be issued to Mr Arima or Mr Hannigan (and/or their respective nominee(s)) upon the conversion of the Performance Rights as a result of the automatic vesting of the Performance Rights upon the occurrence of a Qualifying Termination or waiving of the Performance Criteria.

The Company is therefore seeking Shareholder approval under section 200B of the Corporations Act in connection with the Potential Performance Right Retirement Benefits to be granted to Mr Arima or Mr Hannigan pursuant to Resolutions 3 and 4.

5.4	Specific information required by section 200E of the Corporations Act

The following additional information in relation to Resolutions 3 and 4 is provided to Shareholders for the purposes of section 200E of the Corporations Act:

(a)
the amount or value of the benefit relating to the Performance Rights pursuant to Resolution 3 or 4 to be held by Messrs Arima or Hannigan (and/or their respective nominee(s)) which may arise in connection with their retirement from a managerial or executive office cannot presently be ascertained (please refer to Section 4.5(d) for an estimate of the current value of the Performance Rights (if they were on issue)). However, matters, events and circumstances that will, or are likely to affect the calculation of that amount or value include:

(i)	the number of Performance Rights held prior to ceasing employment;

(ii)	the outstanding conditions (if any) of vesting of the Performance Rights;

(iii)	the circumstances of, or reasons for, ceasing employment or engagement with the Company and whether it constitutes a Qualifying Termination;

(iv)	the length of service with the Company and performance over that period of time;

(v)	the market price of the Shares on ASX at the relevant time when the amount or value of the Performance Rights is determined;

(vi)	any changes in law; and

(vii)	the risk-free rate of return in Australia and the estimated volatility of the Shares on ASX at the relevant time; and

(b)
the Company intends to calculate the value of the benefit relating to the Performance Rights at the relevant time based on the above factors. The Performance Rights have an estimated value as set out below in section 5.5(e).

5.5	Specific information required by section 219 of the Corporations Act

The following information in relation to Resolutions 3 and 4 is provided to Shareholders for the purposes of section 219 of the Corporations Act:

(a)	The financial benefits relating to the issue of the Performance Rights are being provided to:

(i)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 3; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 4.

(b)	The maximum number of Performance Rights to be granted to:

(i)	Mr Anastasios Arima (and/or his nominee(s)) is up to 1,307,418 Performance Rights pursuant to Resolution 3; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)) is up to 918,906 Performance Rights pursuant to Resolution 4.

(c)
The Performance Rights are being issued to Messrs Arima and Hannigan as part of their Director compensation arrangements. The Company considers the issuance of Performance Rights to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Arima and Hannigan. The Performance Rights will be granted to Messrs Arima and Hannigan (and/or their nominee(s)) on the terms and conditions in Schedule 3.

(d)
The number of Performance Rights are considered appropriate based on the objectives of limiting the dilution of existing Shareholders upon the conversion of Performance Rights whilst also appropriately remunerating the Directors and aligning their interests with Shareholders.

(e)
The Performance Rights have an estimated value as set out below. As a result, the total value attributed to the Performance Rights to be issued to Mr Arima (and/or his nominees) would be approximately A$2,763,000 and the total value attributed to the Performance Rights to be issued to Mr Hannigan (and/or his nominees) would be approximately A$1,941,000.

LTI Award Options
Methodology	Monte Carlo
Iterations	100,000
Valuation date	April 10, 2025
Start of performance period	April 10, 2025
Share price at start of performance period (A$)	$2.82 (30-day VWAP)
End of performance period	April 10, 2029
Lock-up period	April 10, 2030
Expiry date	April 10, 2031
Conversion Price	Calculated based on VWAP 30 days (20 trading days)
Risk free rate (%)	3.84%

LT LTI Award Options
Volatility (%)	72.1%
Dividend yield	nil
Fair value, rounded (A$)	$6/Share Target		$7/Share Target		$8/Share Target
	$2.24 fair value		$2.11 fair value		$1.99 fair value
Recipient	Mr Hannigan			Mr Arima
Number Performance Rights	$6/Share	$7/Share	$8/Share	$6/Share	$7/Share	$8/Share
	306,302	306,302	306,302	435,806	435,806	435,806
Total value	A$1.941m / US$1.213m			A$2.763m / US$1.725m

(f)	The current remuneration package of:

(i)
Mr Anastasios Arima consists of a salary of US$550,000 per annum and a discretionary performance bonus target of US$385,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 6,000,000 Performance Rights (which have since vested and converted) and 956,000 Performance Rights (of which 318,667 have vested and converted, 318,667 vest on 31 December 2025, and 318,666 vest on 31 December 2026); and

(ii)
Mr Todd Hannigan consists of a salary of US$385,000 per annum and a discretionary performance bonus target of up to US$270,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 3,500,000 Performance Rights (which have since vested and converted) and 478,000 Performance Rights (of which 159,333 have vested and converted, 159,333 vest on 31 December 2025, and 159,334 vest on 31 December 2026).

(g)	As at the date of the Notice, Messrs Arima and Hannigan’s interests in the securities of the Company are as follows:

Name	Shares	Performance Shares[1]	Options	Performance Options[1]	RSUs
Todd Hannigan	24,991,431	1,260,000	-	560,000	318,667
Anastasios Arima	10,780,114	2,250,000	625,000	1,000,000	637,333

Note:

1.
Performance Shares and Performance Options were issued to the vendors of Hyperion Metals (Australia) Pty Ltd (HMAPL) as part of the Company’s acquisition of HMAPL on 1 December 2020, following Shareholder approval on 30 November 2020. The Performance Shares and Performance Options are subject to satisfaction of the following performance criteria:

(a)
50% of the Performance Options will convert into Shares upon completion of a positive prefeasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates a net present value of at least A$200,000,000 before 17 September 2024 or upon the occurrence of certain change of control events. The Performance Options expire December 1, 2025; and

(b)
the Performance Shares and 50% of the Performance Options will convert into Shares upon commencement of commercial production from the Titan Project area before September 17, 2025 or upon the occurrence of certain change of control events. The Performance Shares and Performance Options expire December 1, 2025.

(h)
There may be a perceived cost to the Company arising from the issue of the Performance Rights (and the Shares upon their vesting) for nil cash consideration. However, the benefits of incentivising the Directors to achieve their performance criteria and aligning each of their respective interests with Shareholders should also be considered, and are the key purposes for the proposed issue of Performance Rights.

(i)
If all the RSUs subject to Resolutions 1 and 2 and all the Performance Rights subject to Resolutions 3 and 4 are converted into Shares, a total of 2,941,364 Shares would be issued. This will increase the number of Shares on issue from 319,161,010 (being the total number of Shares on issue as at the date of the Notice) to 322,102,374 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.9%.

(j)	The historical quoted price information for Shares on ASX for the last twelve months from the date of the Notice is as follows:

Shares	Price	Date
Highest	A$5.98	31 December 2024
Lowest	A$1.815	8 August 2024
Last	A$3.17	13 May 2025

(k)	Mr Anastasios Arima has an interest in Resolution 3 and therefore believes it inappropriate to make a recommendation.

(l)	Mr Todd Hannigan has an interest in Resolution 4 and therefore believes it inappropriate to make a recommendation.

(m)	A voting exclusion statement is included in the Notice for Resolutions 3 and 4.

(n)
Other than the information above and otherwise detailed in the Notice, the Company believes there is no there is no other information that would be reasonably required by Shareholders to pass Resolutions 3 and 4.

5.6	Listing Rule 10.11

Refer to Section 4.6 for a summary of Listing Rule 10.11.

Resolution 3 seeks the required Shareholder approval to issue up to 1,307,418 Performance Rights to Mr Anastasios Arima (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

Resolution 4 seeks the required Shareholder approval to issue up to 918,906 Performance Rights to Mr Todd Hannigan (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

If Resolution 3 or 4 is passed, the Company will be able to proceed with the issue of the relevant Performance Rights to the relevant Director (and/or his nominee(s)) and pursuant to Listing Rule 7.2 (exception 14), the issue of the relevant Performance Rights will be excluded from the calculation of the number of Equity Securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

If Resolution 3 or 4 is not passed, the Company will not be able to proceed with the issue of the relevant Performance Rights to the relevant Director (and/or his nominee(s)), as part of their Director compensation arrangements and the Company will need to find alternative measures to compensate its Directors.

5.7	Listing Rule 6.23.3

Refer to Section 4.7 for a summary of Listing Rule 6.23.3.

In order for the Board to exercise its discretion to waive a Performance Criteria which attaches to the Performance Rights (as detailed in Section 5.3), the Company will need request a waiver from Listing Rule 6.23.3 to permit the Board to waive the Performance Criteria as a change to the terms of the Performance Rights. Any waiver granted by ASX will likely be conditional on Shareholder approval of the changes to the terms of the Performance Rights.

5.8	Listing Rule 10.19

Refer to Section 4.8 for a summary of Listing Rule 10.19.

Shareholder approval of the benefits that may be given to Messrs Arima and Hannigan (and/or their respective nominee(s)) by virtue of the conversion of the Performance Rights as a result of the automatic vesting of the Performance Rights upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions upon termination or cessation of Messrs Arima or Hannigan’s employment is sought under Listing Rule 10.19.

Depending upon the value of the termination benefits associated with the Performance Rights (see Section 5.4), based on factors including the circumstances of, or reasons for, Messrs Arima or Hannigan ceasing employment or engagement with the Company and the conversion of the Performance Rights as a result of the automatic vesting of the Performance Rights upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions upon termination or cessation of Messrs Arima or Hannigan’s employment with the Company and the equity interests of the Company at the time such benefits may crystallise, the value of the termination benefits the subject of Resolutions 3 and 4 may exceed the 5% Threshold. Shareholder approval is being sought for the purposes of Listing Rule 10.19 in order to give the Company flexibility, in case the value of the termination benefits (whether alone or in aggregate with other termination benefits) exceeds the 5% Threshold.

If Resolutions 3 or 4 are passed, the Company will be able to provide termination benefits associated with the Performance Rights to Messrs Arima or Hannigan (as applicable) (and/or their respective nominee(s)) which may exceed the 5% Threshold to Messrs Arima or Hannigan (as applicable) in connection with Messrs Arima or Hannigan (as applicable) ceasing to hold a managerial or executive office in the Company.

If Resolutions 3 or 4 are not passed, the Company will not be able to provide termination benefits associated with the Performance Rights to Messrs Arima or Hannigan (as applicable) (and/or their respective nominee(s)) where those termination benefits along with termination benefits payable to all officers together exceed the 5% Threshold.

5.9	Specific information required by Listing Rule 10.13

The following information in relation to Resolutions 3 and 4 is provided to Shareholders for the purposes of Listing Rule 10.13:

(a)	The Performance Rights will be issued to:

(i)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 3; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 4.

(b)
Messrs Arima and Hannigan fall within Listing Rule 10.11.1 as they are related parties of the Company by virtue of being Directors. Any party they respectively nominate to receive Performance Rights may fall within category 10.11.4 of the Listing Rules as an associate of that Director.

(c)	The maximum number of Performance Rights to be granted to:

(i)	Mr Anastasios Arima (and/or his nominee(s)) is up to 1,307,418 Performance Rights pursuant to Resolution 3; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)) is up to 918,906 Performance Rights pursuant to Resolution 4.

(d)	The material terms of the Performance Rights are detailed in Schedule 3.

(e)	The Performance Rights will be issued no later than one month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

(f)	The Performance Rights will be granted for nil consideration. Accordingly, no funds will be raised by the issue of the Performance Rights.

(g)
The Performance Rights are being issued to Messrs Arima and Hannigan as part of their Director compensation arrangements. The Company considers the issuance of Performance Rights to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Arima and Hannigan.

(h)	The current remuneration package of:

(i)
Mr Anastasios Arima consists of a salary of US$550,000 per annum and a discretionary performance bonus target of US$385,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 6,000,000 Performance Rights (which have since vested and converted) and 956,000 Performance Rights (of which 318,667 have vested and converted, 318,667 vest on 31 December 2025, and 318,666 vest on 31 December 2026); and

(ii)
Mr Todd Hannigan consists of a salary of US$385,000 per annum and a discretionary performance bonus target of up to US$270,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 3,500,000 Performance Rights (which have since vested and converted) and 478,000 Performance Rights (of which 159,333 have vested and converted, 159,333 vest on 31 December 2025, and 159,334 vest on 31 December 2026).

(i)	There is no agreement associated with the grant of the Performance Rights.

(j)	A voting exclusion statement is included in the Notice for Resolutions 3 and 4.

5.10	Board recommendation

The Board (excluding Mr Anastasios Arima) recommends that Shareholders vote in favour of Resolution 3.

The Board (excluding Mr Todd Hannigan) recommends that Shareholders vote in favour of Resolution 4.

6	Resolution 5 – Issue of Shares to Mr Todd Hannigan

6.1	General

Resolution 5 seeks Shareholder approval pursuant to and in accordance with Listing Rule 10.11 and for all other purposes to issue up to 141,844 Shares to Mr Todd Hannigan (and/or his nominee(s)).

Some executive KMP, including Mr Hannigan, are entitled to an annual cash bonus upon achieving various key performance indicators (KPI’s), as set by the Board.

The Remuneration and Nomination Committee and Board considered the below KPIs in determining short-term incentive plan (STIP) bonuses in respect of the year ended December 31, 2024. In addition, the Remuneration and Nomination Committee also considered market conditions, complexity/challenges within each KPI and specific employee contributions to determine individual STIP allocations.

These KPI’s are reviewed regularly by the Board throughout the year to ensure the business remains agile through its growth phase, as well as having regard to the current size, nature and opportunities of the Group.

The STI awards were determined following assessment of Company and individual performance against performance measures considered relevant by the Remuneration and Nomination Committee and the Non-Executive Directors.

The Remuneration and Nomination Committee and Non-Executive Directors considered a range of quantitative and qualitative factors when determining STI outcomes and applied their informed judgement to adjust STI outcomes to ensure they were fair, appropriate and aligned to IPX’s overall performance and shareholder outcomes. The Non-Executive Directors also considered how performance outcomes were achieved in line with the IPX’s values.

The table below is a summary of the STIP Outcomes for CY24:

Business Factor	Rationale	Weighting	Achievement / KPI
Safety	Managing the health and safety matters as a critical business activity	15%	• Achieved zero recordable injuries in 2024 • Designed and implemented robust engineering systems to ensure workplace safety

People & Sustainability	Recruitment and retention of key talent across the business, managing environmental compliance and promoting sustainable development	15%
•          Recruitment and retention of top talent is critical to IperionX’s long-term success. In 2024, we added 24 employees, growing the team to 52 employees
•          Obtained revalidation by UL for 100% recycled content for powder production in SLC, Utah

Product Innovation / R&D / IP	New innovation, R&D and protection of existing IP	15%
•          Confidential ongoing innovation and protection of existing IP
•          Completed full acquisition of the ‘Titanium Technologies’ from Blacksand Technology LLC in November - securing IP critical for commercialization and long-term success

Commercial and Government Engagements	Focus on delivering numerous commercial and government contracts	15%
•          Significant progress above expectation on publicly announced and confidential commercial engagements
•          Significant progress above expectation on government contracts, including funding programs and other confidential engagements.

Operations	Focus on delivery of key scale-up targets	15%
•          The 1080 Building was transformed into near finished industrial titanium production hub over the year.
•          The 1092 Building was transformed into the Advanced Manufacturing Center
•          Progress the Titan Project towards DFS and position for future development

Funding, Corporate, Financial and Investor Relations	Focus on delivery and commercialization of our assets and balance sheet strength	25%
•          Raised US$100M in capital across two successful equity placements ($33M in May, $67M in October)
•          Added eight new institutional shareholders to the register
•          An exceptional +300% increase (or 4x) in the share price over 2024
•          Inclusion in the ASX300 Index significantly increased share liquidity

Based on the above achievement of the STIP KPI’s, as well as recognition of Mr Hannigan’s individual contribution and performance to the success of the business over the 2024 year, on 20 February 2025, the Board authorised the Company to pay Mr Todd Hannigan a US$250,000 bonus for the year ended 31 December 2024 (being 200% of his annual discretionary bonus target as set out in his employment agreement). The amount of the bonus is consistent with the Company’s previous U.S. peer benchmarking analysis completed by CAP in 2023.

Subject to shareholder approval, Mr Hannigan has elected to be issued shares in lieu of cash payment of the 2024 STIP. The deemed issue price of the proposed issue of Shares to Mr Hannigan under Resolution 5 is A$2.82, being the VWAP of the Company’s Shares on ASX over the 30-days (22-trading days) to 10 April 2025.

Resolution 5 is an ordinary resolution.

The Chair intends to exercise all available proxies in favour of Resolution 5.

6.2	Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue Equity Securities to:

(a)	a Related Party;

(b)	a person who is, or was at any time in the six months before the issue or agreement, a substantial (30%+) holder in the company;

(c)
a person who is, or was at any time in the six months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

(d)	an associate of a person referred to in (a) to (c); or

(e)	a person whose relationship with the company or a person referred to in (a) to (d) is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders,

unless it obtains shareholder approval.

The issue of Shares to Mr Hannigan (and/or his nominee(s)) falls within paragraph (a) above (being Listing Rule 10.11.1), as Mr Hannigan is a related party to the Company, and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of Shareholders under Listing Rule 10.11.

Resolution 5 seeks the required Shareholder approval to issue up to 141,844 Shares to Mr Todd Hannigan (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

If Resolution 5 is passed, the Company will be able to proceed with the issue of Shares to Mr Todd Hannigan (and/or his nominee(s)) and pursuant to Listing Rule 7.2 (exception 14), the issue of Shares will be excluded from the calculation of the number of Equity Securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

If Resolution 5 is not passed, the Company will not be able to proceed with the issue of Shares to Mr Hannigan (and/or his nominee(s)), as part of his annual bonus and the Company will need to pay this amount in cash or find alternative measures to compensate Mr Hannigan.

6.3	Specific information required by Listing Rule 10.13

The following information in relation to Resolution 5 is provided to Shareholders for the purposes of Listing Rule 10.13:

(a)	The Shares will be issued to Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 5.

(b)	Mr Hannigan falls within Listing Rule 10.11.1 as he is a related party of the Company by virtue of being a Director.

(c)	The maximum number of Shares to be granted to Mr Todd Hannigan (and/or his nominee(s)) is up to 141,844 Shares pursuant to Resolution 5.

(d)	The Shares will be issued no later than one month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

(e)	The Shares will be granted for nil consideration. Accordingly, no funds will be raised by the issue of Shares.

(f)
The Shares are being issued to Mr Hannigan as part of his Director compensation arrangements. The Company considers the issuance of Shares to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Mr Hannigan.

(g)
The current remuneration package of Mr Hannigan consists of a salary of US$385,000 per annum and a discretionary performance bonus target of up to US$270,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 3,500,000 Performance Rights (which have since vested and converted) and 478,000 Performance Rights (of which 159,333 have vested and converted, 159,333 vest on 31 December 2025, and 159,334 vest on 31 December 2026).

(h)	A voting exclusion statement is included in the Notice for Resolution 5.

6.4	Board recommendation

The Board (excluding Mr Todd Hannigan) recommends that Shareholders vote in favour of Resolution 5.

Schedule 1

Definitions

In the Notice and this Explanatory Memorandum words importing the singular include the plural and vice versa.

5% Threshold has the meaning given in Section 4.8.

A$ means Australian Dollars.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

AWST means Australian Western Standard Time, being the time in Perth, Western Australia.

Board means the board of Directors.

Chair means the person appointed to chair the Meeting, or any part of the Meeting, convened by the Notice.

Child Entity means an entity which is controlled by, or a subsidiary of, the Company.

Closely Related Party has the meaning given in section 9 of the Corporations Act.

Company means IperionX Limited (ACN 618 935 372).

Director means a director of the Company.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, or if the Company is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any Director (whether executive or otherwise) of the Company, or if the Company is part of a consolidated entity, of an entity within the consolidated group.

Listing Rules means the listing rules of ASX.

Meeting has the meaning in the introductory paragraph of the Notice.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Option means an option which, subject to its terms, could be exercised into a Share.

Performance Right means an unquoted performance right that converts into a Share in the capital of the Company.

Potential RSU Retirement Benefits has the meaning given in Section 4.3.

Potential Performance Right Retirement Benefits has the meaning given in Section 5.3.

Proxy Form means the proxy form attached to the Notice.

Related Party has the same meaning as in the Listing Rules.

Resolution means a resolution contained in the Notice.

Qualifying Termination has the meaning given in clause 1.4 of Schedule 2 and clause 1.4 of Schedule 3.

RSU means an unquoted restricted stock unit that converts into a Share in the capital of the Company.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of one or more Shares in the Company.

U.S. or the United States means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

US$ means United States Dollars.

VWAP means volume weighted average price based on the closing price of Shares on ASX.

Schedule 2

Terms and Conditions of RSUs

Offer of RSUs

1.1
Each RSU confers an entitlement to the holder (Holder) to be provided with one fully paid ordinary Share in the Company (Share) at no cost, upon the satisfaction of the Vesting Conditions (described below) specified by the Board in relation to that RSU.

Number of RSUs and Expiry Date

1.2	The number of RSUs and Expiry Date for each are as follows:

Holder	Number of RSUs	Expiry Date
Mr Anastasios Arima	419,910	April 10, 2029
Mr Todd Hannigan	295,130	April 10, 2029

Vesting Conditions

1.3	The vesting of the RSUs is subject to the Holder’s continuous service to the Company for three (3) years until April 10, 2028 (Vesting Condition).

1.4	If:

(a)
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

(b)
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant of RSUs; or

(c)	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, then all RSUs that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Vesting Condition with respect to such RSUs.

1.5	RSUs will only vest and entitle the Holder to be issued Shares if the applicable Vesting Condition has been satisfied prior to the Expiry Date or waived by the Board.

Satisfaction of Vesting Condition

1.6
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Vesting Conditions applicable to the RSUs and also retains a discretion to waive Vesting Conditions. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Holder is entitled to acquire upon satisfaction of the Vesting Conditions for the relevant number of RSUs held in accordance with clause 1.7.

Lapse of RSUs

1.7	The Expiry Date for each RSU will be as determined by the Board in its sole and absolute discretion.

1.8	Where RSUs have not satisfied the Vesting Condition prior to the Expiry Date, those RSUs will automatically lapse.

Timing of the Issue of Shares and Quotation

1.9	The Company must within twenty (20) business days after the later of the following:

(a)	the satisfaction of the Vesting Conditions applicable to the RSUs; and

(b)
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information, provided that in no event will the shares be issued to a Holder subject to Section 409A of the US Internal Revenue Code be issued later than March 15 of the year following the year that includes satisfaction of the Vesting Conditions. If there is no such information, the relevant date will be the date the relevant Vesting Conditions are satisfied pursuant to clause 1.4;

the Company will:

(c)	allot and issue the Shares pursuant to the vesting of the RSUs;

(d)
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(e)	apply for official quotation on ASX of Shares issued pursuant to the vesting of the RSUs.

1.10
Notwithstanding clause 1.7 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares pursuant to clause 1.9(d) shall be postponed if such Holder at any time after the relevant Vesting Conditions are satisfied pursuant to clause 1.4 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

(a)	the Shares to be issued or transferred will be held by such Holder on the Company’s issuer sponsored sub-register (and not in a CHESS sponsored holding);

(b)	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

(c)	the Company shall release the holding lock on the Shares on the earlier to occur of:

(i)	the date that is twelve (12) months from the date of issue of the Share; or

(ii)	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

(iii)	the date a transfer of the Shares occurs pursuant to clause 1.10(d) of these terms and conditions; and

(d)
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.10(c).

Shares Issued

1.11	Shares issued on the satisfaction of the Vesting Conditions attaching to the RSUs rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.12	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the RSUs.

Reorganisation

1.13
If there is any reorganisation of the issued share capital of the Company, the terms of RSUs and the rights of the Holder who holds such RSUs will be varied, including an adjustment to the number of RSUs, in accordance with the ASX Listing Rules that apply to the reorganisation at the time of the reorganisation.

Holder Rights

1.14	A Holder who holds RSUs is not entitled to:

(a)	notice of, or to vote or attend at, a meeting of the Shareholders; or

(b)	receive any dividends declared by the Company,

(c)	any right to a return of capital, whether in winding up of the Company, upon a reduction of capital in the Company or otherwise;

(d)	participate in any new issues of securities offered to Shareholders during the term of the RSUs, or

(e)	cash for the RSUs or any right to participate in surplus assets of profits of the Company on winding up,

unless and until the RSUs are satisfied and the Holder holds Shares.

Pro Rata Issue of Securities

1.15
If during the term of any RSU, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Holder shall not be entitled to participate in the rights issue in respect of any RSUs, only in respect of Shares issued in respect of vested RSUs.

1.16
A Holder will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Vesting Conditions which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue

1.17
If, during the term of any RSU, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Holder is then entitled, shall be increased by that number of securities which the Holder would have been issued if the RSUs then held by the Holder were vested immediately prior to the record date for the bonus issue.

Change of Control

1.18	For the purposes of these terms and conditions, a “Change of Control Event” occurs if:

(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid (as defined in the Corporations Act):

(i)	is announced;

(ii)	has become unconditional; and

(iii)	the person making the Takeover Bid has a Relevant Interest (as defined in the Corporations Act) in fifty percent (50%) or more of the issued Shares;

(c)	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or

(d)
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.19
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted RSUs which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Vesting Conditions have been satisfied.

Quotation

1.20	The Company will not seek official quotation of any RSUs.

RSUs Not Property

1.21	A Holder’s RSUs are personal contractual rights granted to the Holder only and do not constitute any form of property.

No Transfer of RSUs

1.22
Unless otherwise determined by the Board, RSUs cannot be transferred to or vest in any person other than the Holder, provided that upon the death of the Holder, any shares that have not yet been issued with respect to vested RSUs (including RSUs that vest on the Holder’s death) shall be issued to the representative of the Holder’s estate.

Schedule 3

Terms and Conditions of Performance Rights

Entitlement

1.1
Each Performance Right confers an entitlement to be provided with one Share, credited as fully paid, at no cost, upon the full satisfaction of the Performance Criteria specified by the Board in relation to the Performance Rights.

Performance Criteria, Variation to Performance Criteria and Expiry Date

1.2	The Performance Criteria and Expiry Dates of each Performance Right is referred to in the table below.

Recipient	Performance Criteria	Expiry Date	Number of Performance Rights
Mr Anastasios Arima (and/or his nominees)	The Company achieving a 30-day VWAP on ASX of at least A$6.00 per share before April 10, 2029 and Mr Arima having achieved continuous service with the Company until 10 April 2029	April 10, 2031	435,806

	The Company achieving a 30-day VWAP on ASX of at least A$7.00 per share before April 10, 2029 and Mr Arima having achieved continuous service with the Company until 10 April 2029	April 10, 2031	435,806

	The Company achieving a 30-day VWAP on ASX of at least A$8.00 per share before April 10, 2029 and Mr Arima having achieved continuous service with the Company until 10 April 2029	April 10, 2031	435,806

Mr Todd Hannigan (and/or his nominees)	The Company achieving a 30-day VWAP on ASX of at least A$6.00 per share before April 10, 2029 and Mr Hannigan having achieved continuous service with the Company until 10 April 2029	April 10, 2031	306,302

	The Company achieving a 30-day VWAP on ASX of at least A$7.00 per share before April 10, 2029 and Mr Hannigan having achieved continuous service with the Company until 10 April 2029	April 10, 2031	306,302

	The Company achieving a 30-day VWAP on ASX of at least A$8.00 per share before April 10, 2029 and Mr Hannigan having achieved continuous service with the Company until 10 April 2029	April 10, 2031	306,302

1.3
Performance Rights will only vest and entitle the holder (Holder) to be issued Shares if the applicable Performance Criteria have been satisfied prior to the end of the Expiry Date (Performance Period) or waived by the Board.

1.4	If:

1.4.1
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

1.4.2
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant of Performance Rights; or

1.4.3	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, then all Performance Rights that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Performance Criteria with respect to such Performance Rights.

1.5	The Performance Rights, together with any Shares issued upon conversion of the Performance Rights, will be subject to voluntary escrow for (5) years until April 10, 2030.

Satisfaction of Performance Criteria

1.6
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Performance Criteria applicable to the Performance Rights at the end of the Performance Period and also retains a discretion to waive Performance Criteria. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Holder is entitled to acquire upon satisfaction of the Performance Criteria for the relevant number of Performance Rights held in accordance with clause 1.8.

Lapse of Performance Rights

1.7	Where Performance Rights have not satisfied the Performance Criteria within the Performance Period or Expiry Date (whichever occurs earlier) those Performance Rights will automatically lapse.

Timing of the Issue of Shares and Quotation

1.8	The Company must within twenty (20) business days after the later of the following:

1.8.1	the satisfaction of the Performance Criteria applicable to the Performance Rights; and

1.8.2
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information. If there is no such information, the relevant date will be the date the relevant Performance Criteria are satisfied pursuant to clause 1.6, the Company will:

1.8.3	allot and issue the Shares pursuant to the vesting of the Performance Rights;

1.8.4
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

1.8.5	apply for official quotation on ASX of Shares issued pursuant to the vesting of the Performance Rights.

1.9
Notwithstanding clause 1.8 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares shall be postponed if such Holder at any time after the relevant Performance Criteria are satisfied pursuant to clause 1.6 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

1.9.1	the Shares to be issued or transferred will be held by such Holder on the Company’s issuer sponsored sub-register (and not in a CHESS sponsored holding);

1.9.2	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

1.9.3	the Company shall release the holding lock on the Shares on the earlier to occur of:

1.9.3.1	the date that is twelve (12) months from the date of issue of the Share;

1.9.3.2	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

1.9.3.3	the date a transfer of the Shares occurs pursuant to clause 1.9.4 of these terms and conditions; and

1.9.4
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.9.3.1.

Shares Issued

1.10	Shares issued on the satisfaction of the Performance Criteria attaching to the Performance Rights rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.11	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the Performance Rights.

Reorganisation

1.12
If there is any reorganisation of the issued share capital of the Company, the terms of Performance Rights and the rights of the Holder who holds such Performance Rights will be varied, including an adjustment to the number of Performance Rights, in accordance with the Listing Rules that apply to the reorganisation at the time of the reorganisation.

Holder Rights

1.13	A Holder who holds Performance Rights is not entitled to:

1.13.1	notice of, or to vote or attend at, a meeting of the Shareholders;

1.13.2	receive any dividends declared by the Company;

1.13.3	participate in any new issues of securities offered to Shareholders during the term of the Performance Rights; or

1.13.4	cash for the Performance Rights or any right to participate in surplus assets of profits of the Company on winding up,

unless and until the Performance Rights are satisfied and the Holder holds Shares.

Pro Rata Issue of Securities

1.14
If during the term of any Performance Right, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Holder shall not be entitled to participate in the rights issue in respect of any Performance Rights, only in respect of Shares issued in respect of vested Performance Rights.

1.15
A Holder will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Performance Criteria which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue

1.16
If, during the term of any Performance Right, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Holder is then entitled, shall be increased by that number of securities which the Holder would have been issued if the Performance Rights then held by the Holder were vested immediately prior to the record date for the bonus issue.

Change of Control

1.17	For the purposes of these terms and conditions, a “Change of Control Event” occurs if:

1.17.1
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

1.17.2	a Takeover Bid:

1.17.2.1	is announced;

1.17.2.2	has become unconditional; and

1.17.2.3	the person making the Takeover Bid has a Relevant Interest in fifty percent (50%) or more of the issued Shares;

1.17.3	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or

1.17.4
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.18
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted Performance Rights which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Performance Criteria have been satisfied.

Quotation

1.19	The Company will not seek official quotation of any Performance Rights.

Performance Rights Not Property

1.20	A Holder’s Performance Rights are personal contractual rights granted to the Holder only and do not constitute any form of property.

No Transfer of Performance Rights

1.21	Unless otherwise determined by the Board, Performance Rights cannot be transferred to or vest in any person other than the Holder.